SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C.  20549



                                      Schedule  13G





                       Under the Securities Exchange Act of 1934
                                (Amendment No.         )*





                               Clinicom Inc.

                               (Name of Issuer)





                                   Common Stock

                              (Title of Class of Securities)





                                 #187262108
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement
 X  .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             (Continued on following pages(s))


                                   Page 1 of  5  Pages

  CUSIP No.  187262108             Page  2  of  5  Pages


1    NAME OF REPORTING PERSON


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Dean Witter Health Sciences Trust


     IRS No. 13-3674250



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)                          (b)
            Not Applicable.          Not Applicable.


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION


     Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     340,000 shares of common stock


6    SHARED VOTING POWER


7    SOLE DISPOSITIVE POWER


     340,000


8    SHARED DISPOSITIVE POWER



9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     340,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     5.060%


12   TYPE OF REPORTING PERSON*


    IV


                     *SEE INSTRUCTION BEFORE FILLING OUT!







                          Schedule 13G


Issuer:   Clinicom Inc.
CUSIP NO.:187262108

Item 1(a) Name of Issuer:
               Clinicom Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
               4720 Walnut Street
               Boulder, Colorado 80301

Item 2(a) Name of Person Filing:
               Dean Witter Health Sciences Trust

Item 2(b) Address of Principal Business Office:
               Two World Trade Center, New York, NY 10048

Item 2(c) Citizenship:
               Massachusetts

Item 2(d) Title of Class Securities:
                 Common Stock

Item 2(e) CUSIP Number:
              187262108

Item 3    If this statement is filed pursuant to Rules 13d -
          1(b), or 13d-2(b), check whether the person filing is a:.

  (a)  ( )   Broker or Dealer registered under Section 15 of the
Act.

  (b)  ( )   Bank as defined in Section 3(a) (6) of the Act.

  (c)  ( )   Insurance Company as defined in Section 3(a) (19) of
             the Act.

  (d)  (x)   Investment Company registered under Section 8 of the
             Investment Company Act.



                           Page 3 of 5 Pages



send/sch.13G.6
Item 4Ownership:

          (a)  Amount of Beneficially Owned:

                 340,000

          (b)  Percent of Class:

                 5.060%

          (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the
                         vote    340,000
                    (ii)  shared power to vote or to direct the
                        vote         -0-
                 (iii)  sole power to dispose or to direct
                        the disposition of    340,000
                  (iv)  shared power to dispose or to direct
                        the disposition of    -0-

Item 5    Ownership of Five Percent or Less of a Class.

                   Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person.

                   Not Applicable.

Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on By the Parent Holding Company.

                   Not Applicable.

Item 8 Identification and Classification of Members of the Group.

                   Not Applicable.

Item 9    Notice of Dissolution of Group.

                   Not Applicable.



                          Page 4 of 5 Pages






send/sch.13G.6

Item 10  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                February 8, 1994
              (Date)

           /s/Ronald Worobel/Vice President
          (Signature)

              Ronald Worobel/Vice President
          (Name/Title)





                        Page 5 of 5 Pages





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